March 20, 2009

Kari Jin, Esq.
Mail Stop 4561
Securities and Exchange Commission
Washington, D.C. 20543

Re: Yucheng Technologies Limited
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed May 5, 2008
File no. 1-33134

Dear Ms. Jin:

We are responding to your letter to Mr. Remington Hu, dated February 17, 2009. We have reproduced the comments of the Staff, and below each we have provided a response.

Our counsel, Andrew Hudders, with the firm of Golenbock Eiseman Assor Bell & Peskoe LLP, 437 Madison Avenue, New York, New York, 10022 (Fax: 212-754-0330 – Tel: 212-907-7349) has spoken with you and we understand that we may provide the intended responses in this letter for the Staff consideration before we make the actual amendments in the Form 20-F. Please feel free to contact Mr. Hudders. Once you have indicated that the Staff is satisfied with the responses, we will proceed to make the appropriate amendment to the Form 20-F for the fiscal year ended December 31, 2007, and file it on Edgar.

Form 20-F for the Fiscal Year Ended December 31, 2007

Note 2. Summary of Significant Accounting Policies and Practices

(m) Revenue Recognition, page F-19

1.
We note your response to our prior comment 2 where you indicate that you follow the guidance in paragraph 59 of SOP 97-2 in recognizing bundled IT solution and services arrangements that include one year of PCS. Tell us the amount of revenue recognized for each of the periods presented for bundled IT solution and services arrangements that include one year of PCS and how you considered disclosing your revenue recognition policy related to these arrangements.

RESPONSE BY YUCHENG

The amount of revenue recognized for each of the periods presented for bundled IT solutions and services arrangements that include one year of PCS are as follows:

2007:   RMB 218.9 million
2006:   RMB 95.7 million
2005:   RMB 61.1 million

To enhance the clarity of our accounting policy, we propose to change the wording of our accounting policy, which is detailed in our response to your question 2 below.

2.
We note in your response to our prior comment 2 that for bundled IT solution and services arrangements that include three years of PCS, revenue related to PCS is based on a blended charge rate per man-month for your engineers. We also note that you consider three-year PCS revenue to be immaterial and therefore such amounts have not been deferred. However, in your response to prior comment 7 in our letter dated August 21, 2008, you indicate that the VSOE of fair value for PCS is determined based on the price charged when the same element is sold separately pursuant to guidance in paragraph 10 of SOP 97-2 and have included this guidance in your proposed revenue recognition policy disclosure. Additionally, you also state that the fee for PCS is recognized over the term of such PCS. Please explain the disparity between your response and your revenue recognition policy. In this regards, please clarify whether you are using a blended charge rate per man-month for your engineers to establish VSOE of fair value for PCS. If you are using a blended charge rate per man-month, tell how this method complies with the guidance provided in paragraph 10 of SOP 97-2. If you are using the price charged when the PCS separately and if so, how VSOE of fair value has been established based on these separate sales.

RESPONSE BY YUCHENG

We set out below a recapitulation of our accounting treatment on bundled IT solutions and services that was mentioned in our previous responses, and elaborate further on our overall methodology for your consideration.

Our IT solutions and services mainly consist of implementation, customization, post-contract customer support, training and consulting. Revenue from IT solutions and services is generated primarily from customer orders in which customers purchase bundled solutions that include the Company’s software and third party hardware. If the bundled solutions and services require significant production, modification, or customization, the revenue is recognized over the installation and customization period based on the percentage of completion method in accordance with SOP No. 81-1, “Accounting for Performance of Construction-Type and Certain Product-Type Contracts”.

In a typical bundled solutions and services contract that includes IT solutions and post-contract customer support (“PCS”), we generally offer the PCS to our customers for one year. In limited circumstances, we would offer PCS for more than one year.

In the dealing with one-year PCS, we followed paragraph 59 of SOP 97-2 to recognize PCS revenue upon delivery of the IT solutions, as we consider that (i) the PCS fee is included with the initial solution service fee; (ii) the PCS included with the initial solution service is for one year or less; (iii) the estimated cost of providing PCS during the arrangement is insignificant and (iv) unspecified upgrades/enhancements offered during the PCS arrangements historically have been and are expected to continue to be minimal and infrequent.

In dealing with more-than-one-year PCS, we estimated the VSOE of fair value by reference to our standard blended charge rate of RMB10,000 per man-month for our engineers and considered that the PCS revenue to be immaterial and therefore have not deferred PCS revenue in the past. We use ‘man-month’ as our pricing policy for all services, regardless IT solutions, PCS or any other services, which is computed on the basis of the estimated time spent by the engineers and other staff and on the levels of skills and responsibility involved. The price so computed represents the price that we would charge our customers. Accordingly, we consider the use of ‘man-month’ as the base to estimate VSOE to be appropriate. In 2007, there were only 8 out of 200 solutions contracts signed that had included PCS terms of more than one year, and all 8 contracts were with three-year PCS terms with the same customer, China Construction Bank. Therefore, in estimating the VSOE of fair value, we used the same blended rate of RMB10,000 per man-month. More details about the effect of these 8 contracts are discussed in our response to your question 3 below.

In addition to the quantified effect of PCS revenue, we have also considered the significance of PCS by reference to our actual experience and work to be performed for PCS. As discussed in our Form F-20, our customers are primarily banks and financial institutions that demand all software to be tested robustly up-front prior to any official launch. Hence, customer acceptance of an IT solution is taken as confirmation that the system has passed all of the client’s testing as well as our own internal testing. Once accepted and put into operation, the customer would not shut down the system unless there were problems. Hence, from our experience, the likelihood of providing significant PCS is remote. Any significant upgrade would not fall under PCS, but will become a new IT solutions contract. Therefore, PCS revenue, if it exists and if it is separated, would not be material because services required are minimal.

To enhance the clarity of our accounting policy, we propose to change the wording of our accounting policy as follows:

IT solutions and services – IT solutions and services mainly consist of implementation, customization, post-contract customer support, training and consulting. Revenue from IT solutions and services is generated primarily from customer orders in which customers purchase bundled solutions that include the Company’s software and third party hardware. If the bundled solution includes services that requires significant production, modifications, or customization, the revenue is recognized over the installation and customization period based on the percentage of completion method in accordance with SOP No. 81-1, “Accounting for Performance of Construction-Type and Certain Product-Type Contracts” (“SOP 81-1”). Labor costs and direct project expenses are used to determine the stage of completion. Revisions in estimated contract profits are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made for anticipated losses on uncompleted contracts.

In a typical bundled solutions and services contract that includes IT solutions and post-contract customer support (“PCS”), we generally offer the PCS to our customers for one year. In limited circumstances, we would offer PCS for more than one year. In dealing with one-year PCS, we follow paragraph 59 of SOP 97-2 to recognize PCS revenue upon delivery of the IT solutions, as we consider that (i) the PCS fee is included with the initial solution service fee; (ii) the PCS included with the initial solution service is for one year or less; (iii) the estimated cost of providing PCS during the arrangement is insignificant and (iv) unspecified upgrades/ enhancements offered during the PCS arrangements historically have been and are expected to continue to be minimal and infrequent. In dealing with more-than-one-year PCS, we estimate the VSOE of fair value of PCS pursuant to paragraph 10 of SOP 97-2, and recognize it as revenue ratably over the PCS period.

3.
We also note in your response to our prior comment 2 that there were only eight bundled arrangements that included three-year PCS for the year ended December 31, 2007 which represented 4% of the total IT solution contracts. For each year presented, tell us the amount of revenue recognized for bundled arrangements that included three-year PCS.

RESPONSE BY YUCHENG

For each year presented, the amount of revenue recognized for bundled arrangements that included three-year PCS are as below:

2007:   RMB 11.7 million
2006:   RMB 3.7 million
2005:   RMB Nil

*   *   *   *   *   *   *

In connection with responding to the comments of the Staff of the SEC, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing of the Form 20-F;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely

Remington Hu,
Chief Financial Officer